EXHIBIT 1
                                                                       ---------

                             MATERIAL CHANGE REPORT


1.       REPORTING ISSUER:

         ARC Energy Trust
         2100, 440 2nd Avenue S.W.
         Calgary, Alberta
         T2P 5E9

2.       DATE OF MATERIAL CHANGE:

         March 31, 2003

3.       NEWS RELEASE

         A press release disclosing the details outlined in this Material Change Report was issued by ARC Energy Trust from Calgary, Alberta on March 31, 2003 and disseminated through the facilities of Canada NewsWire and would have been received by the securities commissions where ARC Energy Trust is a "reporting issuer" and the stock exchanges on which the securities of ARC Energy Trust are listed and posted for trading in the normal course of its dissemination.

4.       SUMMARY OF MATERIAL CHANGE:

         ARC Resources Ltd. ( "ARC") and ARC Energy Trust ("the Trust") entered into an agreement to acquire all of the outstanding shares and retire the debt of Star Oil & Gas Ltd. ("Star"), a private Canadian company, for total consideration of $710 million subject to final adjustments. The effective date of the transaction is January 1, 2003 and closing is expected to occur on or before April 30, 2003, subject to the receipt of all necessary regulatory approvals.

         In related transactions, ARC has entered into agreements to sell certain producing properties and undeveloped acreage (the "Property Dispositions") comprising part of the acquired assets to third parties for $78.2 million. These transactions are expected to close on or before May 1, 2003.

         Star is a gas focused, Alberta based company whose primary producing areas are the Dawson, Pouce Coupe and Hatton gas fields. Net of the Property Dispositions, approximately 75 per cent of Star's 20,000 boe/d of current production is natural gas with just over half of the production coming from the three largest fields.

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         ARC Resources Ltd. ( "ARC") and ARC Energy Trust ("the Trust") entered into an agreement to acquire all of the outstanding shares and retire the debt of Star Oil & Gas Ltd. ("Star"), a private Canadian company, for total consideration of $710 million subject to final adjustments. The effective date of the transaction is January 1, 2003 and closing is expected to occur on or before April 30, 2003, subject to the receipt of all necessary regulatory approvals.


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                                       2


         In related transactions, ARC has entered into agreements to sell certain producing properties and undeveloped acreage (the "Property Dispositions") comprising part of the acquired assets to third parties for $78.2 million. These transactions are expected to close on or before May 1, 2003.

         Star is a gas focused, Alberta based company whose primary producing areas are the Dawson, Pouce Coupe and Hatton gas fields. Net of the Property Dispositions, approximately 75 per cent of Star's 20,000 boe/d of current production is natural gas with just over half of the production coming from the three largest fields.

         STRATEGIC RATIONALE

         Since inception, ARC's acquisition strategy has focused on acquiring high quality assets with the potential for long-term upside through value-adding development activities. The Star assets possess development opportunities beyond those incorporated by ARC in determining the purchase price. With the addition of the Star assets, ARC expects to maintain production levels for several years through internal development projects. This will allow ARC to remain selective and opportunistic in pursuing future acquisitions.

         With this acquisition, the natural gas component of ARC's production will increase to approximately 55 per cent from the current 44 per cent providing better commodity balance for the Trust. The natural gas component of proved reserves will increase to approximately 50 per cent from 37 per cent.

         HIGHLIGHTS

         o        Approximately 85 per cent of the reserves are proven

         o        Established reserve life index of 10.8 years

         o ARC will operate approximately 70 per cent of the acquired properties

         BENEFITS TO UNITHOLDERS

         The transaction will have numerous positive benefits to unitholders including:

         o the acquisition provides accretion on cash flow, net asset value, production per unit and proved reserves per unit;

         o the Trust's bank debt to cash flow ratio will be comparable to that of other large capitalizated oil and gas royalty trusts after completion of the acquisition and the planned sale of non-core properties from ARC's existing asset base;

         o financing of the acquisition involves a debenture on terms that are attractive when compared to other precedents in the market;

         o all of the acquisition metrics regarding purchase price are attractive relative to other recently announced transactions;


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                                       3


         o the Trust's existing long reserve life index will remain essentially unchanged;

         o the Trust will have an enhanced ability to manage its distributions through periods of commodity price volatility;

         o considerable development opportunities exist in key properties which will provide ARC with the ability to increase production and reserves from these properties in the next few years; and

         o this acquisition provides ARC with the opportunity to maintain distributions at or above current levels for an extended period of time, beyond that which would have been possible without the acquisition (assuming comparable commodity price environment).

         FINANCING

         The net acquisition price of $631.8 million, prior to adjustments, will be funded through a combination of bank debt and through the issuance to the Vendor of $320 million in convertible debentures; therefore, there is no need to issue any new equity at this time. In conjunction with this transaction, ARC's credit facilities will increase to $650 million while outstanding debt post closing and after the Property Dispositions will be approximately $500 million (excluding the debenture and prior to the proposed second quarter asset sales) which equates to a multiple of 1.3 times trailing twelve month pro-forma cash flow.

         The transaction will be structured so that the Trust issues special warrants to acquire the Debentures. The Trust intends to file a short form prospectus to ensure that the Debentures and underlying Trust Units are freely tradeable.

         The debentures have the following terms:

         o        Subordinate to senior debt;

         o Coupon 8% per annum payable quarterly commencing on June 30, 2003. The coupon will increase to 10% per annum payable quarterly commencing on June 30, 2005;

         o        Maturity on June 30, 2008;

         o        Principal at maturity can be satisfied by issuing trust units;

         o The Trust has an elective redemption right to redeem: (a) with cash at any time, or (b) redeem $40 million per quarter commencing June 30, 2003 at any time (with a minimum period of 60 days between redemptions) using a combination of cash (minimum 50%) and trust units (maximum 50%); and

         o Holders of the debentures have a conversion privilege at $11.84 per unit through June 30, 2005; after June 30, 2005, the conversion price declines to $11.38 per unit.


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                                       4


         ARC plans to sell approximately 4,000 boe/d of non-core properties from its existing asset base and proceeds from this sale, which is expected to occur during the second quarter, will be directed towards debt reduction.

         RESERVES AND PRODUCTION

         The following discussion relates to the residual assets ARC will acquire for $631.8 million net of the Property Dispositions.

         An independent appraisal of the assets being acquired representing over 75% of the total reserves and value was conducted by the Trust's corporate reserves evaluator Gilbert Laustsen Jung Associates Ltd. ("GLJ"); the balance of the assets were evaluated by Star's independent reserve evaluators. The following table outlines ARC's assessment of the reserves being acquired effective January 1, 2003, which is lower than the total estimated by the independent evaluators:

                                            CRUDE     NATURAL GAS   NATURAL     OIL
                                             OIL        LIQUIDS       GAS     EQUIVALENT
                                            (MBBL)       (MBBL)      (BCF)     (MBOE)
                                            ------       ------      -----     ------
Proved Developed Producing                  9,900         3,200      208.0     47,800
Proved Undeveloped                          2,000           500       80.0     15,800
Total Proved                               11,900         3,700      288.0     63,600
Probable                                    5,000         1,000      100.0     22,700
Established (Proved + 50% Probable)        14,400         4,200      338.0     74,900
Established Natural Gas Component                                                 75%

                                            CRUDE     NATURAL GAS   NATURAL     OIL
                                             OIL        LIQUIDS       GAS     EQUIVALENT
                                           (BBL/D)      (BBL/D)     (MMCFD)    (BOE/D)
                                           -------      -------     -------    -------

Current Production Rate (Jan 2003)          3,600         1,400         90     20,000
Natural Gas Share of Total Production                                             75%

Reserve Life Index (Years)*
   Proved Developed Producing                 7.9           6.2        6.7        6.9
   Total Proved                               9.5           7.1        9.3        9.2
   Established                               11.5           8.0       10.9       10.8

* Based upon expected average 2003 production of 19,000 boe/d.

         In addition to the above, ARC will acquire 577,450 gross (311,521 net) developed acres and 473,005 gross (326,842 net) undeveloped acres of land in western Canada.

         MAJOR PROPERTIES

         Star's asset base is a portfolio of high working interest gas weighted properties ideally suited to a royalty trust. The top three properties, Dawson, Pouce Coupe


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                                       5


         and Hatton account for over 50 per cent of production, while the top six account for approximately 70 per cent of production. The major properties contain numerous low risk development drilling opportunities, many of which are not reflected in the reserves quoted above.

         DAWSON

         The Dawson field in northeast British Columbia is a relatively new Montney natural gas development that Star brought on stream in early 2001. To date 34 wells have been drilled with ten more scheduled to be drilled in 2003. Independent engineers have estimated the gas-in-place in the Dawson field to be approximately 950 Bcf, of which only 12 per cent ultimate recovery has been booked as proved reserves and 15 per cent booked as established. Given this very low level of booked reserves, ARC believes substantial additional development will occur on these lands beyond that which is included in our evaluation.

         Current production of approximately 18 mmcf/d is expected to increase as ARC develops the extensive gas resource-in-place. ARC expects that its Montney development expertise established in the Ante Creek Montney oil field will be of significant benefit as development occurs. Star is the dominant landholder in the area with an average 95 per cent working interest in 65 sections of land.

         POUCE COUPE

         Immediately adjacent to the Dawson property, but across the provincial border in Alberta, is Pouce Coupe, Star's largest single producing property with current production of 24 mmcf/d. Production is derived from the Kiskatinaw, Baldonnel, Halfway, Doig and Montney zones. Star has one of the largest landbases in the area with an average 70 per cent working interest in over 100 sections of land. Although only minimal additional development has been included in the independent engineering evaluations, ARC believes further development potential does exist in this area. ARC has existing lands in the area and expects to be able to use Star's facility ownership at Pouce Coupe to enhance the value of this growing core area.

         HATTON

         The Hatton area in southwest Saskatchewan, which includes Hatton, Crane Lake and Horsham, is Star's second largest producing area with gas production of approximately 22 mmcf/d. This is a mature, high working interest, low operating cost shallow gas development with a long reserve life index. Star has extensive land holdings in this area, having an interest in 290 net sections. As the Star lands have a much lower drilling density than offsetting lands, independent engineers have identified up to 600 drilling locations in the Hatton area, only a portion of which were included in ARC's evaluation. The Star lands are adjacent to ARC's existing holdings in this highly attractive area for royalty trusts.

         IMPACT ON DISTRIBUTIONS

         This acquisition will be funded entirely with bank debt and the convertible debentures being issued to the vendor. The acquisition is accretive to cash flow.


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                                       6


         The Trust will be undertaking a complete review of cash flow, capital expenditures, debt re-payments and cash available for distribution in preparation for announcing second quarter distributions.

         Upon completion of this transaction, ARC will review its overall capital program for 2003 for the combined asset base. It is expected that a portion of ARC's budgeted capital program for existing assets will be deferred until 2004. In addition, past experience has shown that during the transition of ownership of the assets in a transaction of this nature, development often occurs at a slower pace than previously forecast. Therefore, although the current combined production from the ARC and Star assets is approximately 63,000 boe/d (59,000 boe/d net of planned second quarter asset sales), production is likely to decrease over the year as it will take time to implement updated development and optimization plans.

         Compared to ARC's existing tax position, Star was relatively under-pooled which is reflected in the purchase price. Therefore, ARC's pro-forma tax pool coverage as a per cent of value will decline which in turn will result in an increase in the taxable portion of the Trust's distributions.

         ARC will be assuming Star's commodity hedging portfolio. The portfolio currently consists of the following oil hedges for the duration of 2003: 1,000 bpd at a fixed price of US$23.55/bbl and a 1,000 bpd with a floor of US$23.00/bbl and a ceiling of US$25.80/bbl. Star's natural gas hedges include 8 mmcfd at a fixed price of $2.94/mcf and 5 mmcfd at a floor price of $4.22/mcf and a ceiling of $6.24/mcf through October 31, 2003. Star also has 5 mmcfd hedged from November 1, 2003 through until October 31, 2004 at a fixed price of $3.12/mcf. In total, approximately 20 per cent of Star's current production on an oil equivalent basis is hedged in 2003 and less than 5 per cent is hedged in 2004.


         ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2003 and beyond; the sources, deployment and allocation of expected capital in 2003; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; the company's ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; and other risks and uncertainties inherent in oil and gas production operations. Although ARC believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of Mrch 31, 2003, and ARC does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.


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6.       RELIANCE ON CONFIDENTIALITY PROVISIONS:

         Not Applicable

7.       OMITTED INFORMATION:

         Not Applicable

8.       SENIOR OFFICERS:

         For further information, please contact John P. Dielwart, President and Chief Executive Officer or Steven W. Sinclair, Vice-President, Finance and Chief Financial Officer, at 2100, 440 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, Telephone (403) 503-8600

9.       STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to in this report.

         DATED March 31, 2003, at the City of Calgary, in the Province of
Alberta.


                                         /s/ Steven W. Sinclair
                                         ---------------------------------------
                                         STEVEN W. SINCLAIR
                                         Vice-President, Finance and Chief
                                         Financial Officer
                                         ARC ENERGY TRUST
                                         by ARC Resources Ltd



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